UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 20, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX KITIMAT TO PROVIDE TERMINALLING SERVICES TO ENCANA
September 20, 2005
Methanex Corporation has entered into an agreement to provide terminalling services to EnCana at Methanex’s Kitimat, British Columbia site. EnCana advises that it plans to import diluent through this terminal for use in its oilsands projects in Alberta.
In addition, the agreement provides EnCana the option to buy from Methanex, and Methanex the option to sell to EnCana, the Kitimat site (excluding the methanol and ammonia facilities), within the five-year term of the agreement. Methanex recently announced its plan to shut down its Kitimat production facilities in early January 2006.
“This is a win-win for Methanex and EnCana” said Bruce Aitken, President and CEO of Methanex. “It will enable us, over time, to offset some of the Kitimat shutdown costs and will provide EnCana with a convenient terminalling facility on the west coast of Canada.” Aitken continued, “An important feature of the agreement is our right to use the Kitimat terminal facilities to import methanol from our other production facilities through Kitimat. This will allow us to continue to provide a secure, long term supply of methanol to our customers in the Pacific Northwest.”
The agreement is subject to certain conditions precedent. Methanex expects to commence terminalling services for EnCana in early 2006.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” www.methanex.com
-end-

Investor Inquiries:		Media Inquiries:
Wendy Bach	or	Diana Barkley
Director, Investor Relations		Director, Public Affairs
Methanex Corporation		Methanex Corporation
604-661-2600		604-661-2690

Information in this news release may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. This release also refers to agreements that are subject to conditions precedent. There can be no assurance that these conditions will ever be satisfied. Please also refer to our publicly available documents filed from time to time with securities commissions.